EXHIBIT 99.1

Lombard Medical Reports 2015 Fourth Quarter, Full Year Financial Results

Global 2015 Revenue Grew by 13.8% Over 2014;

U.S. Revenue for the Year Grew 42.1% Over 2014

Irvine, CA – February 22, 2016 – Lombard Medical, Inc. (NASDAQ: EVAR), a medical device company focused on endovascular aneurysm repair (EVAR) of abdominal aortic aneurysms (AAAs), today reported financial results and provided an operational update for the fourth quarter and year ended December 31, 2015.

As reported in January, full year revenue increased 13.8% over 2014 with total full year revenue of $15.1 million in 2015. On a constant currency basis, revenue for 2015 grew by 17.9%. Fourth quarter 2015 revenue was $2.9 million.

Gross margin for the year increased to 45.1% in 2015 as compared to the prior year’s 43.2%.

Recent Operational Highlights

•	In January 2016, the first ever live case of Lombard’s new Altura® endovascular stent graft took place at the Leipzig Interventional Course in Germany.
•	In February 2016, the first commercial Altura procedure was completed at the University Hospital of South Manchester in the UK.

Operational and Financial Results

Global Aorfix® revenue was $15.1 million for 2015 as compared to $13.3 million in 2014. Fourth quarter 2015 revenue of $2.9 million compared to $4.8 million in the same prior year period. The fourth quarter of 2014 was positively impacted by a non-recurring distributor stocking shipment to Lombard’s Japanese distribution partner.

Year-to-date gross margin of 45.1% compared favorably to the prior year rate of 43.2%, inclusive of gross margins of 28.2% in Q4 2015. Fourth quarter margins were adversely impacted by reduced overhead absorption coupled with the Company’s transition of manufacturing activities to the new generation IntelliFlex™ LP delivery system. With respect to IntelliFlex, the Company continues to anticipate CE Mark and European launch of this new delivery system in the summer of 2016, however, FDA approval and U.S. launch is now anticipated in the second half of this year due to a recent FDA request for additional data to support the submission of this category of delivery systems for approval.

In the U.S., revenue grew 42.1% to $4.6 million in 2015 as compared to $3.2 million in the prior year. Fourth quarter 2015 U.S. revenue of $1.2 million was flat as compared to the prior year.

In Japan, procedure rates continued to rise as physicians performed 128 Aorfix procedures in the 2015 fourth quarter compared to 92 in the prior year period. For the full year 2015, Japanese procedures totaled 436 cases compared to 112 in 2014.

Total operating expense for the 2015 fourth quarter and full year was $12.8 million and $46.1 million, respectively, compared to $11.1 million and $41.9 million in the prior year periods. The net loss for the fourth quarter of 2015 was $11.6 million, or $0.58 loss per share, compared to a net loss of $8.3 million, or $0.51 loss per share, for the fourth quarter of 2014. The net loss for 2015 was $37.8 million, or $2.13 loss per share, compared to $34.8 million, or $2.39 loss per share, for 2014.

The Company’s balance sheet as of December 31, 2015 showed total cash and cash equivalents of $32.3 million.

CEO Simon Hubbert said, “2015 was a transformative year with the acquisition of Altura Medical in July and subsequent preparation for the Altura launch in Europe which is now underway. We have increased our direct sales force in the UK and Germany where we aim to demonstrate the impact of a unique portfolio approach that highlights Altura, our revolutionary new stent graft system that promises to transform AAA treatment into a simple, efficient, and potentially outpatient procedure for many patients, alongside Aorfix, the only AAA stent graft with global approval to treat neck angulation up to 90 degrees. We believe this provides for the most competitive portfolio approach in the AAA market which will lead to significant market share growth in 2016.”

Insider Buying

During the fourth quarter of 2015 and through the date of this release, the Company’s senior management and members of the board of directors acquired 101,281 shares of Lombard stock in the open market. There were no sales.

Company Outlook

The Company expects to achieve year-over-year revenue growth in 2016 of approximately 20%.

Conference Call

Lombard’s management will discuss the Company's financial results for the fourth quarter and year ended December 31, 2015 and provide a general business update during a conference call beginning at 10:30 a.m. Eastern Time today, Monday, February 22, 2016. To join the call, participants may dial 1-877-407-4018 (domestic), 0800-756-3429 (UK toll-free) or 1-201-689-8471 (international). To listen to a live webcast of the conference call, visit the Events and Presentations page under the Investors tab at www.lombardmedical.com.An archived replay of the webcast will be available shortly following the completion of the call on the Events and Presentations page under the Investors tab at www.lombardmedical.com.

About Lombard Medical, Inc.

Lombard Medical, Inc. is an Irvine, CA-based medical device company focused on the $1.7bn market for minimally invasive treatment of abdominal aortic aneurysms (AAAs). The Company has global regulatory approval for Aorfix®, an endovascular stent graft which has been specifically designed to treat patients with the broadest range of AAA anatomies, including aortic neck angulation up to 90 degrees. The Company has also achieved CE Mark for the Altura® endograft system, an innovative ultra-low profile endovascular stent graft that offers a simple and predictable solution for the treatment of more standard AAA anatomies. Altura was launched in Europe in January 2016, with an international rollout planned for later in 2016. For more information, please visit www.lombardmedical.com.

Forward-Looking Statements

This announcement contains forward-looking statements that reflect the Company’s current expectations regarding future events. These forward-looking statements generally can be identified by the use of words or phrases such as “believe,” “expect,” “future,” “anticipate,” “look forward to,” “intend,” “plan,” “foresee,” “may,” “should,” “will,” “estimates,” “outlook,” “potential,” “optimistic,” “confidence,” “continue,” “evolve,” “expand,” “growth” or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements. Forward-looking statements are subject to risks, management assumptions and uncertainties. Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company’s research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company’s products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company’s products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s Form 20-F filed with the Securities and Exchange Commission dated April 29, 2015. Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

For further information:

Lombard Medical, Inc. Simon Hubbert, Chief Executive Officer William J. Kullback, Chief Financial Officer	Tel:+1 949 379 3750 / +44 (0)1235 750 800 Tel: +1 949 748 6764

- Tables Follow –

Consolidated Statements of Comprehensive Income

for the three- and twelve-month periods ended December 31, 2015 (unaudited)

		Three months ended December 31,		Twelve months ended December 31,
		2015	2014	2015	2014
	NOTE	$’000	$’000	$’000	$’000
Revenue	2	2,943	4,758	15,114	13,277
Cost of sales		(2,113)	(2,553)	(8,296)	(7,541)
Gross profit		830	2,205	6,818	5,736
Gross margin		28%	46%	45%	43%

Selling, marketing and distribution expenses		(5,794)	(5,786)	(23,125)	(21,363)
Research and development expenses		(3,318)	(2,737)	(11,279)	(9,213)
Administrative expenses		(3,638)	(2,616)	(11,707)	(9,800)
Initial Public Offering expenses		-	-	-	(1,503)
Total operating expenses		(12,750)	(11,139)	(46,111)	(41,879)
Operating loss		(11,920)	(8,934)	(39,293)	(36,143)

Finance income—interest receivable		20	58	134	247
Finance costs		(269)	(24)	(860)	(83)
Loss before taxation		(12,169)	(8,900)	(40,019)	(35,979)
Taxation	7	564	617	2,215	1,227
Loss for the period		(11,605)	(8,283)	(37,804)	(34,752)

Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Currency translation differences		(287)	39	(975)	(1,947)
Total comprehensive loss for the period		(11,892)	(8,244)	(38,779)	(36,699)

Basic and diluted loss per ordinary share (cents)
From continuing operations	8	(58.4)	(51.2)	(212.9)	(238.7)

The accompanying notes form part of these consolidated financial statements.

Consolidated Balance Sheet

as at December 31, 2015 (unaudited)

		2015	2014
	NOTE	$’000	$’000
Assets
Goodwill	3,4	16,052	3,289
Intangible assets	3,4	21,889	1,970
Property, plant and equipment		3,043	3,087
Other receivables		176	348
Non-current assets		41,160	8,694

Inventories		6,462	4,895
Trade and other receivables		4,168	3,911
Taxation recoverable		1,618	2,064
Cash and cash equivalents		32,332	53,334
Current assets		44,580	64,205
Total assets		85,740	72,899

Liabilities
Trade and other payables	5	(8,236)	(5,434)
Current liabilities		(8,236)	(5,434)

Borrowings	6	(23,115)	(2,632)
Deferred tax liabilities	3	(674)	-
Contingent consideration	3	(10,600)	-
Non-current liabilities		(34,389)	(2,632)
Total Liabilities		(42,625)	(8,066)

Net assets		43,115	64,833

Equity
Called up share capital		199	162
Share premium account		63,853	49,608
Capital reorganization reserve		205,686	205,686
Translation reserve		1,270	2,245
Accumulated loss		(227,893)	(192,868)
Total equity		43,115	64,833

The accompanying notes form part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

for the twelve month period ended December 31, 2015 (unaudited)

	Share Capital	Share Premium	Other Reserves	Translation Reserve	Capital Reorganization Reserve	Accumulated Loss	Total Equity
	$’000	$’000	$’000	$‘000	$‘000	$’000	$’000
At January 1, 2014	52,406	134,305	19,087	4,192	-	(160,657)	49,333
Loss for the period	-	-	-	-	-	(34,752)	(34,752)
Share-based compensation	-	-	-	-	-	2,541	2,541
Capital reorganization	(52,294)	(134,305)	(19,087)	-	205,686	-	-
Issue of ordinary shares	50	54,950	-	-	-	-	55,000
Share issue expenses	-	(5,342)	-	-	-	-	(5,342)
Currency translation	-	-	-	(1,947)	-	-	(1,947)
At December 31, 2014	162	49,608	-	2,245	205,686	(192,868)	64,833

Loss for the period	-	-	-	-	-	(37,804)	(37,804)
Share-based compensation	-	-	-	-	-	2,779	2,779
Issue of ordinary shares	37	14,245	-	-	-	-	14,282
Currency translation	-	-	-	(975)	-	-	(975)
At December 31, 2015	199	63,853	-	1,270	205,686	(227,893)	43,115

The accompanying notes form part of these consolidated financial statements.

Consolidated Cash Flow Statements

for the twelve month period ended December 31, 2015 (unaudited)

	2015	2014
	$’000	$’000
Loss before taxation	(40,019)	(35,979)
Depreciation and amortization of licenses, software and property plant and equipment	1,798	1,171
Share-based compensation expense	2,779	2,541
Loss on sale of tangible assets	66	-
Net finance expense/(income)	726	(164)
Increase in inventories	(1,779)	(1,841)
Increase in receivables	(185)	(483)
(Decrease)/increase in payables	234	(790)
Net cash used in operating activities	(36,380)	(35,545)
Research and development tax credits	2,584	1,172
Net cash outflow from operating activities	(33,796)	(34,373)

Cash flows from investing activities
Interest received	87	167
Purchase of property, plant and equipment	(1,239)	(1,481)
Purchase of intangible assets	(15)	(266)
Cash paid for acquisition	(200)	-
Net cash flows used in investing activities	(1,367)	(1,580)

Cash flows from financing activities
Interest paid	(688)	-
Proceeds from issue of loan notes	21,000	-
Loan notes repaid	(5,331)	-
Loan notes issuance expenses	(438)	-
Proceeds from issue of ordinary shares	-	55,000
Share issue expenses	-	(5,342)
Net cash flows from financing activities	14,543	49,658

(Decrease)/Increase in cash and cash equivalents	(20,620)	13,705
Cash and cash equivalents at beginning of year	53,334	40,866
Effects of exchange rates on cash and cash equivalents	(382)	(1,237)
Cash and cash equivalents at end of year	32,332	53,334

The accompanying notes form part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1 Accounting Policies

Basis of Preparation

The unaudited condensed interim financial statements for the twelve months ended December 31, 2015 have been prepared on the basis of the same accounting policies as, and should be read in conjunction with, the Company’s financial statements as of and for the year ended December 31, 2014. These policies have been applied consistently throughout the year except where otherwise indicated. These statements do not include all the statements required for full annual financial statements.

The financial information contained in this interim financial statement is unaudited. The interim financial statements have been prepared on the going concern basis, which assumes that the Group will continue in operational existence for the foreseeable future.

The presentational currency for this interim financial statement is U.S. dollars. The exchange rates relevant for each period were as follows:

	Three months ended December 31,		Twelve months ended December 31,
	2015	2014	2015	2014
	$’000	$’000	$’000	$’000
Sterling/U.S. dollar exchange rate
Closing rate	1.48	1.55	1.48	1.55
Average rate	1.53	1.58	1.53	1.64

The Company received regulatory approval in February 2013 for its Aorfix product in the United States and formally launched the product in the fourth quarter of 2013. It will continue to absorb cash until sufficient funds from products sold are generated. As at December 31, 2015 the Company received $21 million in loan funding as part of a $26 million secured loan facility with Oxford Finance LLC. The final $5 million of this facility will only become available when and if the Company reaches additional revenue targets by December 31, 2016.  The Company had $32.3 million of cash as at December 31, 2015.

Certain prior year amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported results of operations.

Going concern update

These financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operational existence for the foreseeable future. The Group has incurred significant losses and negative cash flows from operations since inception. The Group incurred a net loss for the year ended December 31, 2015 of $37.8 million (2014: $34.8 million), and as at December 31, 2105 had an accumulated deficit of $227.9 million (2014: $192.9 million) and cash and cash equivalents of $32.3 million (2014: $53.3 million).

Based on forecasts revised in December 2015, the Company expects to use up its current cash resources between Q3 2016 and Q1 2017, depending on the effectiveness of the cost savings programs being implemented by management. The Company therefore needs to raise additional capital or incur indebtedness to continue to fund its future operations, which may come from one or a number of public or private sources.

The Company’s ability to raise additional funds will depend on the results of our commercialization efforts for the Altura Endovascular Stent Graft, and the next generation of Aorfix, as well as clinical and regulatory events, and may also be impacted by adverse financial, economic, and market conditions, many of which are beyond our control. The Company cannot be certain that sufficient funds will be available when required or on satisfactory terms.

To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities would result in ownership dilution to existing stockholders. There are no assurances that the Company will be able to raise additional financing for the amounts required to execute the Company’s business plans and on the terms acceptable to the Company. If adequate funds are not available on terms that are acceptable when required by the Company, the Company may be required to significantly reduce or refocus its operations, which could have a material adverse effect on its business, financial condition and results of operations, which could result in insolvency. In addition, the Company may have to delay, reduce the scope or eliminate some of its research and development or sales activities, which could delay the time to market for any of its product candidates or reduce its revenue growth potential, if such adequate funds are not available. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not contain any adjustments that might result from the outcome of this uncertainty.

2 Geographic Information Analysis

The Company is engaged in a single business activity of cardiovascular devices and the Company does not have multiple operating segments. The Company’s cardiovascular devices business consists of the development and commercialization of these products. The Executive Management team is the Company’s chief operating decision-making body, as defined by IFRS 8, and all significant operating decisions are taken by the Executive Management team. In assessing performance, the Executive Management team reviews financial information on an integrated basis for the Company as a whole, substantially in the form of, and on the same basis as, the Company’s IFRS financial statements.

In addition to the geographical analysis of revenue shown below, the Company analyzes its business based on the categories and information in the following table:

	Three months ended December 31,		Twelve months ended December 31,
	2015	2014	2015	2014
	$’000	$’000	$’000	$’000
Aorfix Commercial Revenue
United States direct market	1,166	1,188	4,616	3,248
Western Europe direct markets	682	728	2,673	3,431
Japan distributor market	490	1,920	5,035	3,550
International distributor markets excluding Japan	605	922	2,790	3,038
Total Aorfix commercial revenue	2,943	4,758	15,114	13,267
Other commercial revenue	-	-	-	10
Total revenue	2,943	4,758	15,114	13,277

	Three months ended December 31,		Twelve months ended December 31,
	2015	2014	2015	2014
	$’000	$’000	$’000	$’000
Revenue by destination:
United Kingdom	505	387	1,696	1,926
Germany	177	341	977	1,505
United States of America	1,166	1,188	4,616	3,258
Japan	490	1,920	5,035	3,550
Rest of World	605	922	2,790	3,038
	2,943	4,758	15,114	13,277

3 Acquisition

On July 30, 2015, the Company completed the acquisition of 100% voting equity interest in Altura Medical, Inc. (Altura). The Company believes the acquisition of Altura provides an opportunity for near-term revenue, as well as providing an ultra-low-profile AAA stent graft that is expected to provide the Company with an increased share of the AAA market.

For the year ended December 31, 2015, Altura contributed no revenue and operating expenses of $1.8 million to the Company’s results. If the acquisition had occurred on January 1, 2015, the Company estimates that Altura would have contributed no revenue and $6.3 million in operating expenses to the Company’s year to date December 31, 2015 results.

Upon the closing of the acquisition, the Company issued an aggregate of 3,125,000 unregistered shares of common stock to certain former shareholders of Altura in exchange for the shares of Altura capital stock held by them immediately prior to the closing of the acquisition. In addition the Company delivered an aggregate of 575,000 unregistered shares of common stock to Computershare Trust Company, N.A., in its capacity as escrow agent, which will be held for a period of twelve months and are subject to any adjustments to the liabilities assumed as part of the acquisition. In addition, the Company paid $0.2 million in cash to Shareholder Representative Services LLC, in its capacity as Altura Stockholders’ Representative. The fair value of the initial consideration was $14.3 million of equity which was based on the closing share price of $3.86 on the date of acquisition and cash paid of $0.2 million. In addition, the Company assumed $5.3 million in existing Altura debt and $2.5 million of certain liabilities of Altura.

The Company also agreed to pay Altura shareholders additional consideration in the future if certain revenue and regulatory approval milestones are met. The provisional fair value of the contingent consideration payment on the acquisition date was estimated to be $10.6 million. The contingent payment payable will continue to be evaluated on a quarterly basis in the future, with adjustments made based upon management’s assessment at December 31, 2015 of the probability of meeting performance milestones as set-forth within the acquisition agreement.

The revenue-based milestone payment referred to above relates to the Company achieving a trailing twelve month revenue stream of $10.0 million on the sale of Altura products prior to December 31, 2030. If this were achieved, the Company shall pay to the Altura shareholders, in cash or Company common stock, $15.0 million in no more than 45 days after the end of the month in which the Company achieves this revenue threshold.

The regulatory milestone payment referred to above concerns receiving approval from the US Food and Drug Administration to market and sell Altura’s device in the United States prior to December 31, 2030. If this were achieved, the Company shall pay to the Altura shareholders, in cash or Company common stock, $12.5 million in no more than 45 days after achieving this approval.

The total consideration for the acquisition measured as at December 31, 2015 was as follows:

$’000
Fair value of initial consideration	14,482
Contingent acquisition consideration payable	10,600
Total consideration	25,082

Costs incurred by the Company related to the acquisition totaled $0.2 million and are included in operating expenses in the Consolidated Statement of Comprehensive Income.

The net assets acquired upon acquisition were as follows:

	Book Value	Fair Value
	$’000	$’000
Property, plant and equipment	71	71
Intangible assets	-	20,600
Assumed accrued liabilities	(2,495)	(2,495)
Assumed bank debt	(5,331)	(5,331)
Deferred tax liability	-	(674)
Net (liabilities)/assets acquired	(7,755)	12,171

The resulting goodwill on acquisition is calculated as follows:

Fair value of consideration given	25,082
Less: Fair value of net assets acquired	(12,171)
Goodwill	12,911

Goodwill resulting from the Altura acquisition is largely attributable to the expected near-term revenue contribution obtained by introducing a complementary product offering to the Company’s current infrastructure. None of the goodwill is expected to be deductible for tax purposes.

As the fair value of the intangible assets acquired in the Altura acquisition exceeds the tax bases of such assets, the Company recorded a deferred tax liability of $0.7 million, with a corresponding increase to goodwill.

The above fair values have been determined on a provisional basis, and differ from what was presented previously on our third quarter financial statements, as new information was obtained about the facts and circumstances regarding the contingent consideration which had an impact on the valuation. If new information obtained within one year from the acquisition date about facts and circumstances that existed as of the acquisition date identifies adjustments to the above amounts, or any additional provisions that existed at the acquisition date, then the acquisition accounting will be revised.

4 Goodwill and Intangible assets

Goodwill resulting from the acquisition of Altura totaled $12.9 million. Existing goodwill totaled $3.1 million and $3.3 million at December 31, 2015 and 2014, respectively.

Intangible assets consist of the following:

	2015	2014
	$’000	$’000
Intellectual property & licenses	2,557	2,677
In-process research and development	11,300	-
Developed technology	9,300	-
Software	407	396
Total cost	23,564	3,073

Accumulated amortization	(1,675)	(1,102)
Intangible assets, net	21,889	1,971

Intellectual property and licenses consists of a non-exclusive license granted by Medtronic for the U.S. patent No. 6,306,141 (“Jervis” patent), which will be amortized over 9 years. Developed technology acquired as part of the Altura acquisition is amortized over its estimated useful life of 17 years. In-process research and development acquired as part of the Altura acquisition will be amortized over its useful life once commercial sales of the Altura product begin.

5 Trade and other payables

Trade and other payables consisted of the following:

	2015	2014
	$’000	$’000
Trade payables	3,929	1,443
Other taxation and social security	189	220
Other payables	48	59
Accruals and deferred income	4,070	3,712
Total trade and other payables	8,236	5,434

6 Borrowings

Medico’s Hirata convertible loan

On March 28, 2013 the Company received $2.5 million from the total $5 million convertible loan facility granted by its exclusive distribution partner in Japan, Medico’s Hirata Inc. The loan accrues interest of 3% per annum, payable when the loan is repaid or converted. The loan is repayable seven years from the receipt of regulatory approval for Aorfix in Japan, which was granted in August 2014. Conversion of the loan is at Medico’s Hirata Inc.’s discretion and will be based on the share price at the time of conversion.

At December 31, 2015, the amount outstanding comprised:

$’000
Face value plus accrued interest of convertible loan notes at January 1, 2015	2,632
Interest expense	75
Included in non-current liabilities	2,707

The convertible loan note is considered a financial liability with no equity component as there is a contractual obligation to deliver a variable number of shares at the market price if the loan note is converted. The fair value of the loan note is therefore the same whether the settlement of the obligation is made in cash or in shares at the time of repayment.

Oxford Finance Secured Loan

As at December 31, 2015 the Company received $21 million (including $11 million, $5.5 million and $4.5 million received on April 24, July 30, and October 8 2015, respectively) loan funding as part of a $26 million secured loan facility with Oxford Finance LLC (Oxford). The Company has the option of drawing a final $5 million becoming available after reaching additional revenue targets of $25.0 million trailing revenues in 2016. The interest on the loan is three month US LIBOR + 7.24% fixed at each advance. The interest rate on the first $11 million, $5.5 million and $4.5 million is 7.52%, 7.53%, and 7.56% respectively. The term of the $26 million facility is 60 months from April 24, 2015, with a maximum interest-only period of 36 months, depending if all tranches are drawn.

Pursuant to the Loan Agreement, we are required to make interest only payments through April 1, 2017. However, if subsequent tranches are drawn, the interest only period can be extended to a maximum of 36 months. At maturity (April 1, 2020), or the earlier repayment in full, the Company is required to make a final payment fee to Oxford which is included in the effective interest rate of the loan. The current final payment fee associated with the loan is approximately $1 million.

At December 31, 2015, the amount outstanding comprised:

$’000
Face value of secured loan at December 31, 2015	21,000
Unamortized transaction costs	(375)
Unamortized discount	(392)
Final payment accretion	175
Balance at December 31,2015	20,408

In connection with the issuance of the secured loan in April 2015, the Company issued warrants to Oxford to purchase up to an aggregate number of the Company’s common stock. For the first, second, and third tranches, Oxford could purchase up to an aggregate of 77,446, 43,994, and 35,212 shares of the Company’s common stock at an exercise price of $4.19, $3.69, $3.77 per share respectively. These warrants are immediately exercisable and have a contractual term of 10 years. The respective fair values on issuance were $243,000, $107,000, and $96,396, respectively; they were recorded as a current liability and discounted against the secured loan at issuance. The discount is being amortized to finance costs using the effective interest method over the term of the loan. Movements in the fair value of the warrants until the date of exercise will be recognized in Finance costs within the Statement of Comprehensive Income immediately. At December 31, 2015, the decrease in the fair value of the warrant liability of $326,535 was recognized in the Statement of Comprehensive Income.

7 Taxation on Loss on Ordinary Activities

	Three months ended December 31,		Twelve months ended December 31,
	2015	2014	2015	2014
	$’000	$’000	$’000	$’000
UK research and development claim:
for the current year	565	524	1,674	1,150
for prior years	(2)	60	552	60
	563	584	2,226	1,210
Overseas taxation credit (charge)	1	33	(11)	17
Total tax credit	564	617	2,215	1,227

8 Loss per Share

Basic loss per share is calculated by dividing the loss attributable to ordinary shareholders by the weighted average number of ordinary shares. The diluted earnings per ordinary share are identical to those used for the basic earnings per ordinary share as the exercise of share options and warrants would have had the effect of reducing the loss per ordinary share and are therefore not dilutive.

The Loss per Share calculations are set out below:

	Three months ended December 31,		Twelve months ended December 31,
	2015	2014	2015	2014
	$’000	$’000	$’000	$’000
Loss for the period ($’000)	(11,605)	(8,283)	(37,804)	(34,752)

Weighted average number of ordinary shares (‘000)	19,886	16,186	17,757	14,556

Basic and diluted loss per share (cents)	(58.4)	(51.2)	(212.9)	(238.7)

The weighted average number of shares figure for 2014 reflects the 2014 share for share exchange of one new ordinary share of $0.01 each of Lombard Medical, Inc. for every four existing ordinary shares of 20 pence each of Lombard Medical Technologies plc.

9 Post Balance Sheet Events

The Company has no significant post balance sheet events.

10 Related Party Disclosures

Timothy Haines is a Partner at Abingworth LLP, a life science and healthcare investment firm which manages investment funds which together held 17.8% of the Company’s shares immediately before the NASDAQ Initial Public Offering. On April 25, 2014, the Abingworth funds subscribed for 727,272 ordinary shares of $0.01 pence each, as part of the Initial Public Offering. The shares were priced at $11 each, being the Initial Public Offering price. The Abingworth funds held 16.8% of the Company’s shares following the Initial Public Offering. Abingworth holds 3,473,452 shares, which equates to 17.4% of the Company’s shares, at December 31, 2015.

David Milne is a Managing Partner at SV Life Sciences, a life sciences and healthcare investment firm which manages investment funds, which together received 1,077,499 of the Company’s shares pursuant to the acquisition of Altura. The shares were priced at $4.00 each, per the acquisition agreement. There are an additional 198,260 which are currently being held in escrow, which they may be entitled to. SV Life Sciences holds 1,077,499 shares, which equates to 5.4% of the Company’s shares, at December 31, 2015.

Invesco Asset Management Limited is a shareholder of the Company and held 39.0% of the Company’s shares immediately before the NASDAQ Initial Public Offering. On April 25, 2014, Invesco subscribed for 1,951,818 ordinary shares of $0.01 pence each, as part of the Initial Public Offering. The shares were priced at $11 each, being the Initial Public Offering price. Invesco Asset Management Limited held 39.0% of the Company’s shares following the Initial Public Offering and on December 31, 2014. Invesco Asset Management Limited held 6,317,851 shares, which equates to 31.8% of the Company’s shares, at December 31, 2015

Since the NASDAQ Initial Public Offering, directors have purchased shares of the Company in open market transactions as follows: Raymond W. Cohen has purchased a total of 13,225 shares at an average price of $4.92, Simon Hubbert has purchased a total of 9,515 shares at an average price of $5.89, Simon Neathercoat has purchased a total of 9,339 shares at an average price of $7.03, Craig Rennie has purchased a total of 150,000 shares at an average price of $6.52 and John B. Rush has purchased a total of 7,107 shares at an average price of $7.34.

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